Exhibit 4(e)


LU10246                                                               05/04
                         Allstate Life Insurance Company
                          (herein called "We" or "Us")

                             Amendatory Endorsement

As used in this endorsement, "Contract" means the Contract or Certificate to which this endorsement is attached.

We have issued this endorsement as part of the Contract to which it is attached.

The following changes are made to your contract.

1. The Company name is deleted and replaced with:

         Allstate Life Insurance Company

2. Home office address is deleted and replaced with:

         3100 Sanders Road, Northbrook, IL 60062

3. The Variable Account (Separate Account) is deleted and replaced with:

         Allstate Financial Advisors Separate Account I


Except as amended in this endorsement, the Contract remains unchanged.





[GRAPHIC OMITTED][GRAPHIC OMITTED]        [GRAPHIC OMITTED][GRAPHIC OMITTED]